WUXI PHARMATECH (CAYMAN) INC.

288 FUTE ZHONG ROAD

WAIGAOQIAO FREE TRADE ZONE

SHANGHAI 200131

PEOPLE’S REPUBLIC OF CHINA

September 21, 2009

VIA EDGAR AND FACSIMILE

Mail Stop 4720

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Reidler, Assistant Director
Scot Foley

Re:	WuXi PharmaTech (Cayman) Inc.
Registration Statement on Form F-3
Filed September 4, 2009
File No. 333-161757

Dear Sirs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for the Registration Statement on Form F-3 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 5:00 p.m. (EDT) on September 22, 2009 or as soon thereafter as practicable.

In addition, in connection with our request for acceleration of the effective date of the Registration Statement, the undersigned acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our securities counsel, Kurt J. Berney, Esq. of O’Melveny & Myers LLP, at 86-21-2307-7007 to confirm the effectiveness of the Registration Statement or to communicate any questions you might have regarding this letter or the Registration Statement.

Thank you.

Sincerely,

WUXI PHARMATECH (CAYMAN) INC.

By:	/s/ Ge Li
Name:	Ge Li
Title:	Chief Executive Officer

cc: Kurt J. Berney, Esq.